                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                    Form 40-F
                -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                              No   X
          -----                           -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                              No   X
          -----                           -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                              No   X
          -----                           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release  dated  January 9, 2003 "New  Commuter  Trains and Trams
Worth €168 Million for Paris Transport Authority".........................3

Press  release  dated  January 13, 2003  "ALSTOM Is Awarded Two Orders
Totalizing €110 Million in the High Added Value Ships Market".............4

                                                                  9 January 2003

                       NEW COMMUTER TRAINS AND TRAMS WORTH
                   €168 MILLION FOR PARIS TRANSPORT AUTHORITY

RATP, Paris's mass transit authority,  has awarded ALSTOM two new orders for the supply of  double-decker  commuter  trains and CITADIS  tramways,  worth a total of €168 million.

The first order, worth €147 million,  is for the supply of 14 trains composed of five  double-decker  cars. The trains,  for the Paris RER commuter A line,  will offer  increased  passenger  comfort and allow the RATP to respond to increasing passenger traffic on the line.  Bombardier will also contribute to this order as supplier of the end cars; their share of the order is approximately 30 percent.

The new trains  will enter into  commercial  operation  in June 2004.  The order brings the total number of double-deck commuter cars sold to RATP to 215.

The second order, worth €21 million,  is for the supply of 13 CITADIS trams. The order  constitutes  the  second  phase of a project  to  improve  the  passenger transport  offer on the T2 tramway line (La  Défense-Issy  Val de Seine),  which will be extended.

Delivery and entry into  commercial  operation  of the trams is  scheduled  from
January to September 2004. The CITADIS trams from the first phase of the project entered into commercial service on 1st December 2002.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of €23 billion and  employed  112,000  people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.
ALSTOM's   Transport  Sector,   with  annual  sales  of  €4.4  billion,   is  an
internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries:        S. Gagneraud / G. Tourvieille
                        (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:     E. Rocolle-Teyssier
                        (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                 13 January 2003

                          ALSTOM IS AWARDED TWO ORDERS
                         TOTALIZING €110 MILLION IN THE
                          HIGH ADDED VALUE SHIPS MARKET

ALSTOM,  through its subsidiary ALSTOM Leroux Naval, recently secured two orders worth a total of approximately €110 million.

ALSTOM has signed a first  contract  with the French  Ifremer  Institute for the construction of an  oceanographic  ship named "Pourquoi Pas ?", which is due for delivery at the  beginning  of 2005.  Equipped to sail in all seas,  she will be fitted to achieve any mission in the fields of deep-sea,  coastal  oceanographic and  hydrographic  research.  This 105 metre  vessel will be capable of carrying
Ifremer's large scale equipment,  such as the manned  submersible  Nautile,  the remotely  controlled  submersible  Victor  6000,  or new  launches of the French
Navy's Hydrographic and Oceanographic Department (SHOM). This civilian ship will be used 200 days per year by Ifremer and 150 days by the French Navy.

In  addition,  ALSTOM has entered  the  mega-yacht  market,  with the award of a contract for the construction of a luxury ship, more than 70 metres in length.

These two ships will be built in the ALSTOM  Leroux  Naval  shipyard  in Lorient
(Brittany).

These two orders will allow  ALSTOM's  Marine  Sector to continue to grow in the high added-value ships market,  where it already holds leading positions (cruise ships, standard and high speed ferries, naval vessels, specialised ships and LNG carriers).

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its activities in rail and marine. In fiscal year 2001/2002,  ALSTOM had annual  sales in excess of €23  billion and  employed  118 000 people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.

Press enquiries:        G. Tourvieille/ S. Gagneraud
                        (Tel. +33 1 47 55 23 15)
                        internet.press@chq.alstom.com

Investor relations:     E. Rocolle-Teyssier
                        (Tel. +33 1 47 55 25 78)
                        investor.relations@chq.alstom.com

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: February 4, 2003                  By: /s/ Philippe Jaffré
                                            ------------------------------------
                                            Name:   Philippe Jaffré
                                            Title:  Chief Financial Officer